Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.:  001-36389

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation EVENT DATE/TIME: JUNE 11, 2020 / 12:00PM GMT

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

C O R P O R A T E   P A R T I C I P A N T S

Adam J. DeWitt Grubhub Inc. - President, CFO & Treasurer

Jitse Groen Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Matthew M. Maloney Grubhub Inc. - Founder, CEO & Director

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Andrew Geoffrey Ross Barclays Bank PLC, Research Division - Research Analyst

Andrew Michael Charles Cowen and Company, LLC, Research Division - Director & Research Analyst

Andrew Philip Gwynn Exane BNP Paribas, Research Division - Senior Food Researcher & Analyst of Food Retail

Edward James Yruma KeyBanc Capital Markets Inc., Research Division - MD & Senior Research Analyst

Joseph Barnet-Lamb Crédit Suisse AG, Research Division - Research Analyst

Marc Hesselink ING Groep N.V., Research Division - Research Analyst

Ronald Victor Josey JMP Securities LLC, Research Division - MD and Senior Research Analyst

Wim Gille ABN AMRO Bank N.V., Research Division - Head of Research & Equity Research Analyst

P R E S E N T A T I O N

Operator

Good afternoon, ladies and gentlemen. Thank you for holding, and welcome to this event regarding Just Eat Takeaway.com. (Operator Instructions) I would like to hand over the conference to Mr. Groen. Please go ahead.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Hello, everybody. Thank you for joining. I am Jitse Groen, Founder and CEO of Just Eat Takeaway.com, and I’m joined today by Matt Maloney, Founder and CEO of Grubhub; Adam DeWitt, CFO of Grubhub; Brent Wissink, CFO of Takeaway -- Just Eat Takeaway, sorry, CFO; Jörg Gerbig, COO of Just Eat Takeaway.com.

We are delighted to announce that Just Eat Takeaway.com and Grubhub have entered into a definitive agreement on the terms of an all-stock combination of our 2 companies to create the world’s largest online food delivery company outside of China. We strongly believe that this is a compelling offer for the stakeholders of both our businesses, which will create long-term value for both sets of our shareholders. Matt will be joining our team and will be CEO of our combined North American operations. We look forward to welcoming Matt and his team to our company and working with them in the future.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Thanks, Jitse. I’ve known Jitse since 2007, and his story is very much like mine. We are both -- founded our respective businesses and know how to grow them, compete and create value. We have the same hybrid model that places extra value on volume and independent restaurants and which has produced profitable growth. Supported by Just Eat Takeaway.com, Grubhub will continue our drive to be the fastest and most rewarding way to order food from your favorite local restaurants in North America. We could not be more excited.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Takeaway.com, Just Eat and Grubhub share a history, having all been founded almost 20 years ago. We believe Grubhub is the best food delivery company in the United States. It is the only one that is culturally similar to Just Eat Takeaway.com. Like Just Eat and Takeaway, it has its origins and marketplace. And unlike most food delivery companies, it has consistently been EBITDA positive.

Let me take you through the highlights of the combination. The Grubhub shareholders will be entitled to receive ADRs, representing 0.671 Just Eat Takeaway shares in exchange for each Grubhub share. Immediately following completion, on a fully diluted basis, Grubhub shareholders will own approximately 30% of the combined group. Matt will be joining the Just Eat Takeaway.com Management Board and will become CEO of combined North American operations. Two additional Grubhub directors will also be proposed to join the Supervisory Board. The combined group will be headquartered in Amsterdam, and we will also introduce an ADR listing in the United States.

The transaction is subject to the approval of both our and Grubhub shareholders, as well as other customary completion conditions. And in terms of timing, we expect our shareholder vote to take place in the second half of this year, and we expect Grubhub shareholder vote and completion to take place in the first quarter of 2021.

On Slide 5. In 2000, I started this company in my attic and grew it to become the #1 food delivery player in the Netherlands. The profit generated by the Netherlands business helped us grow and then secure leadership positions in Germany and other countries. The growth and profitability of the Takeaway businesses eventually allowed us to merge with Just Eat, that other profitable European food delivery business. As a result, today, Just Eat Takeaway.com has market-leading positions in 3 of the world’s largest profit pools of food delivery: the U.K., Germany and the Netherlands. Since completing the combination with Just Eat, we have seen an acceleration in the growth of that business.

The combination of Just Eat Takeaway.com and Grubhub will continue this rapid evolution, bringing the benefits of enhanced scale and footprint. The combined group will have a presence in 25 countries, partnering with over 360,000 restaurants globally and serving over 70 million active consumers. This, however, is only 1/10 of the addressable population of approximately 700 million people in the group’s markets, which means we still have substantial growth to come. The combined group processed almost 600 million orders in 2019 worth nearly EUR 14 billion, generating revenues of EUR 2.7 billion and an EBITDA of approximately EUR 400 million.

The acquisition of Grubhub is critical to our long-term mission to be the best food delivery company on the planet. Grubhub already has a leadership position in the U.S. It delivers leading positions in key cities. And crucially, it’s the only asset in the U.S. with a profitable hybrid model. The combination of SkipTheDishes, our Canadian brands, and Grubhub will leverage 2 leading North American platforms. The merged group’s increasing – increased scale, diversity and cash flow generation will greatly enhance the combined businesses’ competitiveness.

The combination has a unique and compelling investment case. It creates the world’s largest food delivery platform outside of China based on revenue and GMV. It is built around 4 of the world’s largest profit pools. It creates a North American leader through the combination of Grubhub and SkipTheDishes. It delivers a U.S. market position, which combines a nationwide footprint and a profitable hybrid model. It gives us the enhanced scale and leading market positions to be able to invest and leverage best practices globally. And it has been built by a founder-led management team with a proven track record in building leading positions in markets of scale.

In terms of gross merchandise value, the combined group realized EUR 13.7 billion in 2019. This is greater than any other comparable food delivery platform outside of China. Furthermore, if you compare us to the other companies listed on the slide, we are the only one that generated positive EBITDA in 2019. Now this is important as we believe that other businesses cannot keep on burning cash at their current rates in the hope of achieving the profitability that we already have.

The combination will have a platform built around some of the world’s largest profit pools in online food delivery: the U.S., the U.K., the Netherlands and Germany. These markets show substantial further opportunities for growth, significant penetration upside and longer-term profitability improvements.

In time, the profitability in the U.K., the Netherlands and the U.S.A. will be boosted by Germany, which has a penetration of only 13% of the population and EBITDA margins trending towards our Dutch business.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Now to Matt.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Thank you, Jitse. In North America, the combination of Just Eat Takeaway.com’s leading Canadian business, SkipTheDishes, and Grubhub’s U.S. business, where it has leadership positions in over 100 U.S. city markets, including the largest New York City, will create a leading and the only profitable food ordering and delivery platform in North America.

To describe our U.S. business, we break it into 3 tiers of markets. Tier 1 is the original 10 to 15 major metro areas where our business started around 20 years ago. Grubhub is significantly stronger and has very defensible market share in these cities. These are our leadership positions where, just like Just Eat Takeaway, we’re able to take profits to be more competitive in other areas. Our Tier 3 markets are our newer markets. These had the highest growth rate and are disproportionately advantaged by our more recent strategies of delivery, QSR and non-partnered listings.

If you would switch to the next slide, please. In the U.S. market today, it’s very -- it’s highly competitive and very fragmented across local regions and cities. Grubhub has a winning formula through its differentiated offerings, which provides it with a unique ability to take share given its large marketplace business, its Seamless corporate business, its large geographic footprint and its extensive customer and restaurant relationships.

We outlined our go-forward strategy in our recent shareholder letters starting in 3Q 2019, where while we were slow to adopt many of the most competitive U.S. platform strategies, we’ve rapidly accelerated our execution in supply, that strategy is never be at a disadvantage, and rewards. Our strategy is to coordinate hundreds of millions of dollars in economic incentives from restaurants to diners to attract new diners and retain our existing diners. This strategy is successful and was, in fact, paying off before COVID hit, and we were 150 to 200 bps ahead of our plan. We’re excited to roll out many of these strategies in partnership with the Skip team to support and accelerate their leadership in Canada.

Next slide, please. The enhanced scale and leading market positions of the combined group provide an opportunity to leverage best practices from Just Eat Takeaway.com and Grubhub to create the broadest possible offering to both restaurant partners and consumers. The combined group will have a greater ability to leverage instruments, in particular, technology, marketing and restaurant delivery services across the combined business. The combination also provides significant financial strength and flexibility to the Grubhub team to continue to execute our successful competitive strategies in the U.S. and now also in Canada.

Next slide, please. We have seen the competitive situation in the U.S. change over the last few years, and we believe Grubhub’s transformation into a hybrid model is definitely the right strategy. In the U.S., profitability depends on the regions in which a company leads, since the mix between logistics and marketplace is different in each specific region. Grubhub has already established a great footprint in the right areas. And now as part of the Just Eat Takeaway.com Group, Grubhub, together with Skip, will have increased sales and resources to enable it to make the important strategic and long-term investment decisions to win in the U.S. and broadly in North America.

We intend to invest in the business for as long as necessary to restore leadership in the U.S. In addition, where Grubhub has leading positions in key large U.S. markets, including New York, Boston, Chicago, Philadelphia, we intend to defend and expand these market-leading positions.

And with that, I will hand it back over to Jitse to talk through the team.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Thank you, Matt. The combined group’s founder-led management team has over 55 years of combined experience in food delivery, with a proven track record in building leading positions based on scale, the successful execution of M&A, integration programs and capital markets. The founders of Takeaway.com, Grubhub, Lieferando, Pyszne, Takeaway.com Bulgaria and 10bis are all still active in the combined group. This gives us unique expertise in building much-loved strong household brands and in growing market-leading businesses. Our entrepreneurial spirit is alive and well, and we’ll make a success of this combination.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Over the last 20 years, we built a strong track records of delivering significant value creation. Key to the journey has been a strategy of M&A, and we have successfully acquired a number of businesses at each point, creating value for shareholders. At our IPO in 2016, we had a market capitalization of around EUR 1 billion. Prior to the Just Eat merger was over EUR 5 billion, and today, it is nearly EUR 15 billion.

The hold separate order was lifted in April, and the integration teams have been incredibly busy since then, with integration well underway and progressing well. We have already completed the migration of Just Eat’s market-leading Swiss business to the Takeaway.com platform. And the teams are working through further steps in the broader integration process. The ongoing integration of Just Eat will not be affected by the acquisition of Grubhub.

In terms of current performance, Just Eat Takeaway.com experienced strong accelerated growth with orders up 41% in April and May 2020. In the company’s most important markets, the trading momentum witnessed in late March continued into April and May with order growth in the U.K. of 33%; the Netherlands, 38%; Germany, 48%. In Canada, order growth was particularly strong with 97%. Almost all of the markets most significantly affected by the coronavirus crisis have now recovered to above pre-crisis order levels.

Just Eat Takeaway.com continue to provide financial and operational relief worth tens of millions of euros to its restaurant partners across its markets. A range of local initiatives were provided to health care workers, including millions of euros of free meals delivered to hospitals and country-wide discounts for health care workers and their families.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

At Grubhub, we have seen record volumes with robust growth trends sustained throughout May into June. Average order size also remains very high. We have seen an increase in activity from return diners and high-quality new diners, with retention meaningfully higher than prior quarters. We continue to demonstrate broad strength across older markets and the newer markets. New York continues to rebound from March lows, with consumer volume above pre-COVID levels. Grubhub continues to support local restaurants with over $100 million to help them through the pandemic, including deferred commissions, substantial diner promotions, contactless delivery and investments in the company’s driver network to maintain very high levels of service and safety.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

In terms of timing, we expect to publish our circular and hold our shareholder vote in the second half of the year. We expect the Grubhub Shareholder Meeting and completion in the first quarter of next year.

To conclude, before heading over to questions, we are incredibly excited about the opportunity to create the world’s largest online food delivery company outside of China, with the scale, power and vision to address the huge opportunity in our rapidly growing industry.

We shall now be happy to take any questions you may have.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions) And the first question is coming from Ron Josey.

Ronald Victor Josey - JMP Securities LLC, Research Division - MD and Senior Research Analyst

Maybe, Matt, broader, bigger question just on the U.S. market and Grub’s strategy here, and congrats on the deal, of course. I think you said, Matt, that Grub will have increased resources to make strategic and long-term solutions to win in the U.S. Maybe just talk about how being part of

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Takeaway, that might -- you might accelerate the approach there? And how you view the overall market going forward? I think a lot of folks are looking for consolidation, and this is sort of not -- doesn’t really seem to be happening with this announcement.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Sure, Ron. Thanks for your question. I think the primary benefit we get is extraordinary financial strength and flexibility by being a part of a larger organization where our revenues and our profits are distributed across the globe. As a stand-alone company in the United States, we’re consistently answering the competitive question, and we’re consistently responsive to many short-term expectations.

We outlined in the third quarter letter, many months ago, the right strategy to compete and to succeed. We have stuck to that strategy. We have executed it consistently, and actually, we -- a lot faster than we thought we were going to execute, and it was working on. Like I said earlier, we were ahead of plan, meaningfully ahead of plan going into COVID. Obviously, we’ve shared the April and May numbers, 59% year-over-year GMV growth. Everything has accelerated since then.

We are taking back share. We are defending our core profitable markets. We have the right strategy, and we need to continue to execute this for years. This isn’t something that will turn around in 6 months. This is something that’s going to take 2 to 3 years. And then Just Eat Takeaway team is fully committed to support us in that aggressive competitive position for as long as it takes to win.

We all have seen this story played out before. If you’re profitable and you have the right strategy, you win over time. If you are unprofitable, unsustainable and making short-term business decisions, you will, at some point, have a crisis in your company and be forced to make other choices. So this is a long-term strategic decision to be as aggressive as possible in the U.S. with firm and long-term financial support and flexibility. Remember, we were competing very aggressively on a profitable basis already.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

If I may -- if I might add to this. You will remember that I started my company in Holland quite some time ago. That company is very profitable. I think there’s very little that people would have to complain about it. But the issue with that, it is only Holland. If you would have stayed in Holland, I’m quite certain that the company would not exist anymore because, unfortunately, there’s also world outside of Holland.

So for the company to have a -- and we call this internally, the fortress. To have a fortress to defense is incredibly valuable. A big global company and certainly a big global company that is so EBITDA positive can choose which battles are important to it. We are agnostic to whether we have to defend our business or expand our business in London, in Paris, in Berlin or in New York. We do not care as a large business, and our competitors should know that we do not care about it. We will take the right decisions for the business.

The merger in the U.S. will have an effect not only in the U.S. It will have an effect globally. I think I agree a lot with Matt that there’s quite some players currently in the food delivery markets that are burning a lot of cash to try to push out very successful market leaders from their markets. It is pretty obvious to us that as long as we are large EBITDA positive and very dominant in the markets that actually matter, that cannot happen to us, and on top of that, we’re going to push back.

Operator

And the next question is coming from Joe Barnet-Lamb.

Joseph Barnet-Lamb - Crédit Suisse AG, Research Division - Research Analyst

Yes. Matt, team, I have 3, please. Firstly, I’m interested in how you perceive the evolution of Grub’s competitive positions in the U.S. How broadly do you expect that you and Matt and the team will compete across the United States?

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Secondly, how do you see the potential for further consolidation in the U.S.? 3-player markets are often tough, but it’s not clear to me if further consolidation is really possible. So very interested in your thoughts there.

And then finally, on current trading, where you’ve seen a remarkable acceleration. How has performance been since the end of May? And whilst I understand it’s hard to say at this point, what’s your view on how much of that is structural? And how much of it is cyclical?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Thank you. Let me try to answer all 3 because obviously, Matt knows about the U.S. position, but I’ll give you our view on it.

First of all, it’s very important that you look at the U.S. not as one country. Obviously, I understand that, that is a strange remark for me to make. But also, if you look at Europe, there is quite some differences between the countries in terms of profitability and size of the local market. We have mentioned in the presentation the U.K., Germany and Holland. Well, as you know, Holland is not the largest country in Europe, but we would never trade the Dutch market position, for instance, for France. France is a worst food delivery market. It’s mostly logistical. So it is never going to yield the EBITDA that Holland would yield. Now as an entrepreneur and a person that has been in food delivery for quite some time and as a European, we cannot accept that we are not the market leader in France. But that’s a different question. But at least, from an EBITDA perspective, it matters where you are. And Grubhub has a very, very significant position in New York that is very profitable. That is far more important to Grub than being very large in Arizona. That doesn’t mean that we should not be large in Arizona because obviously, obviously, we are interested in that as well. It just means that we can sustain for quite a long time a level of competition with irrational players. And we call these players irrational because they’re essentially giving away food for free. So that’s our view on the U.S. position.

Also, on top of that, the mix between marketplace revenue and logistical revenue is very important. We’ve been very vocal that with logistics, you can’t make any money in Europe. We have one of the largest logistical networks in Europe, so if we would be able to create a positive EBITDA out of that, you would see that in our figures. We can’t. The reason for that is that Europeans don’t pay up for delivery.

Now we have seen in Canada, and the same applies to the U.S., that Americans and Canadians actually tip and they pay up for delivery. So actually, you can create a positive EBITDA on logistics. Compared to marketplace, though, your EBITDA margin is going to be lower. And therefore, it is so valuable that Grubhub has a very significant part of their business being marketplace and not logistics.

Then your further question about consolidation. Yes, there might be future consolidation in the U.S. Regardless of whether that’s possible or not, that is likely to happen. The U.S. currently has a very low penetration of the population ordering foods. We are, of course, the market leader with Grubhub in the most important markets in the U.S. as we see that. We would be open to further consolidation. But you have to really compare the U.S. currently today to the situation in Germany a couple of years ago. And you should not forget that the U.S. is much bigger than Germany, so there’s much more opportunity over there.

Then regarding your questions about current trading, the level that we have shown -- actually, I think the latest update that we’ve shown went well into May, and we have released the figures, obviously, as well for the quarter. That is something that is continuing still now. We obviously -- it’s difficult for us to make an assessment on what will happen in the future because we don’t know when these drivers will leave us. We hope, of course, soon, but that’s a side topic.

We’re still seeing elevated levels. We don’t expect that these levels will go down. We might see less acceleration. We don’t know to be honest because, obviously, this is the first time we’re faced with a deadly virus. The only thing that we would suppose would, at some point, trend down is the average order size because people would return to the offices. And of course, if you return to the office, you’re not going to order for your family. You’re going to order just for a single office household. And maybe the guys in the U.S. want to also comment on it because a lot of this is similar.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Yes. Thanks, Jitse. I think you set up the U.S. questions really well. And I want to reiterate how you started your answer because in the United States, we talk about cities as markets, whereas in the -- in Europe, we talk about countries. And that’s really the similarities. For example, our Boston business really has no impact on our New York City business, even though they are relatively close but very different communities and very different order patterns, very different supply of restaurants and consumers. So we’ve always translated between countries and the European sense to cities. And so when you’re asking how are you evolving the competitive positioning, you have to understand the markets. And that’s why in the prepared remarks, I spoke about Tier 1 markets. Tier 1 are our oldest markets, the first 10 or 15 that Grub started 20 years ago. And that is all classic marketplace, self-delivery, heavy profits, very defensible. And then you have the longer-term or the newer markets which we call the Tier 3 markets, which is much higher growth, much more reliant on delivery, much more reliant on QSR. It’s a very different mix. And so even though Jitse said that we don’t have to be big in Arizona, we are very big in Arizona. You probably haven’t seen the number, sir.

But we’re pushing. We’re absolutely pushing. It’s just a different nature of market. Like Jitse was saying the difference between Holland and France, it’s a difference between New York and Arizona. It’s just different. They’re both good. They’re certainly different. The most important markets are the older Tier 1 markets that are -- where Grubhub is strongest. It is where we are the most offensive and it is why we are so incredibly profitable at similar volume of orders as all of the other U.S. competitors who are losing upwards of $1 billion a year. So that’s the way we look at it.

Again, if you go back to the Q3 shareholder letter from last year, you’ll understand specifically the challenges and opportunities in the U.S. market, how we’re addressing that. Jitse and I had many conversations. Even going back to the day that we launched that, Jitse called me and said, “You nailed it.” That’s exactly how the competition is in the States. We are still investing according to that strategy.

And then for consolidation, I don’t know if we need consolidation. I mean, we put together the 2 strongest, most profitable leaders of our respective spaces and to be global -- the global leader outside of China, full stop. Do we really need to augment that platform with high-volume empty-calorie orders that are not profitable? You could argue we don’t need it at all. And then over time, you will just simply evolve into the total leadership role. But that said, both teams, the Takeaway team, even the Just Eat team and the Grub team, we’ve all had a huge history of M&A in the past. We have long records of delivering on our promises on integrating and growing assets. This is the right team to do this, and we’re clearly going to be opportunistic in the future, just like Jitse said.

Joseph Barnet-Lamb - Crédit Suisse AG, Research Division - Research Analyst

If I may just have a very, very brief follow-up. In the same way as you said that cities are comparable to countries in many ways and the same way as you would potentially exit countries if you do think that they’re just empty-calorie orders type thing, do you think it’s conceivable that in the United States, you could focus your efforts on fewer areas? Is that something you would consider? You sort of said that you don’t need -- New York has no impact on Boston. So is that something that could conceivably happen?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

No. Look, that’s -- it’s the same remark for France, right? I mean, we’re not a small player in France. We’re a decent player in France. We’re just not the market leader. We do believe that we need to be a market leader. But again, the situation in France is very different from the situation in the U.S. A food delivery company that is going to make any pretension to be the U.S. market leader needs to be the market leader in New York City. It’s as simple as that. All the rest is also profitable business, right? I mean, it’s different from the logistical situation in Europe where you will create losses. The issue, though, of course, is that so much of the profits are being made in New York, and that if you do not have New York, and certainly, if you’re not part of a bigger company, yes, you’re not -- you’re never going to be able to sustain the investments because -- I found it actually cute that Matt told it -- called it empty-calorie orders, but that kind of says it all.

Look, I mean, for us, it’s very simple. If you want to assess whether a food delivery company is a good company, you need to look at the gross margin. That says it all. And the gross margin of our businesses is very high compared to other players. And that just means that we can keep up the pace for quite some time. Again, we’ve put together Just Eat and Takeaway.com, those are 2 fantastic businesses. We think that Grubhub is a fantastic business. And we are going to be awfully, awfully, awfully difficult to compete with.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Operator

The next question is coming from Mr. Edward Yruma.

Edward James Yruma - KeyBanc Capital Markets Inc., Research Division - MD & Senior Research Analyst

During the period of COVID in the United States, a number of local municipalities have instituted fee caps, and they seem to be particularly punitive to the marketplace kind of revenue. Do you expect that these sunset or do you need them to sunset to make this have industrial logic?

And then second, do you operate under any other fee caps in Europe?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

I’ll take the first answer -- sorry, the second question, that’s no. And the rest, of course, the U.S. guys.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Yes. Thanks. So COVID has presented a unique situation to the world. This isn’t a specific country situation, obviously. In the U.S., with the rapid shutdowns and the blanket shutdown specifically to restaurants only allowing delivery as a form of revenue, there are many, many, many restaurants that are significantly at risk for shutting down and never starting back up. And so from the moment this hit, Grub was especially supportive of our independent restaurant partners. We immediately announced over $100 million of fee deferral. Since then, we have announced almost the same amount of direct stimulus to restaurants, driving more orders to our restaurants to try to increase cash flow, to try to help them stay in business.

Now that all said, there’s so much stress and anxiety around the independent restaurant. I totally understand why the local municipalities are working very hard to try to achieve further remedy. The reality is there’s a fundamental misunderstanding in many of the cities as to the economics of the typical delivery order. For example, about 25% of the total order volume size is what it cost to deliver the food. So any fee cap that is under 25% literally doesn’t pay for the delivery itself. And without a platform, the restaurants are forced to pay that on their own. So there’s a asymmetry in what’s actually going on. There’s a lot of local politics. However, we stand beside the local authorities in this crisis situation, trying to help the restaurants as effectively as possible. Grubhub sends over $25 million a day to local restaurants in the United States. Any attempt to try to curtail our operations is only going to hurt the local restaurants.

However, you asked if they’re sunset, every single fee cap in the States currently is under an emergency order. So even the one in New York City, the restaurants opened last week, so there’s a tail on the cap itself. However, they are all resolving in the near future, and we’re working very closely with the local elected authorities so they understand the true value that we’re bringing to restaurants so that we can help them. But currently, we do not see any long-term data or new potential as a result of the COVID crisis and the result in fee caps.

Operator

And the next question is coming from Marc Hesselink from ING.

Marc Hesselink - ING Groep N.V., Research Division - Research Analyst

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the one platform for geographies to fully leverage that. And is there also -- you’ve been pretty successful in the past by having a relatively centralized management structure. What’s your idea about that at this stage?

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

My second question is on the integration of Just Eat Takeaway at this stage. How do you think about that progress? And does that give you comfort to do a relatively sizable acquisition relatively short on that first integration?

And final question, does this impact at all the status of your iFood minority? And that’s it.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Thanks, Marc. We missed part of your first question, but I think you were asking about potential synergies for the centralizing the platform and the management structure.

Yes, to be frank, what we’re currently doing, and it also connects to one of your other questions, is we are simplifying the Just Eat platforms. Just Eat currently -- or actually, it had, until 2 weeks ago, 6 or 7 platforms. We are trying to simplify that to 2 platforms, essentially leaving 3 platforms in the Just Eat Takeaway Group, the SkipTheDishes platform, the Just Eat U.K. platform, potentially with some other countries like Australia and the Takeaway platform for the rest of Europe. That, we have planned to do within a year. We have already migrated the Swiss business to the Takeaway platform. That went well. So we’re quite satisfied that we were able to do that, I think, 1 month after we merged. So that’s great. We’ll move to the next country now. We don’t believe that we will be able to go to one platform in Just Eat Takeaway within a reasonable amount of time. We need to be honest about that.

That doesn’t mean, though, that we’re not going to leverage certain technologies. As you know, in Takeaway, we have Takeaway Pay, and – which actually not too dissimilar to Seamless in New York. And we have Scoober. Now those technologies, we will attach to the Just Eat platform and potentially to the Canadian platform, although, of course, because of this transaction, it is more likely to use technology from Grubhub than technology from the side of Just Eat Takeaway. But I’m getting ahead of myself.

That’s what we’re trying to do. You should not expect us to all of a sudden move to one platform. That is very complicated. I think a lot of people underestimate how difficult it is to run a marketplace business because, obviously, you’ve seen quite a lot of announcements of the logistical players that they would move into marketplace. Now I’ve seen those announcements. At least once a year for the past 5 years, it has never happened. It did not happen because they have no idea how to do it. Part of that is actually platform-related, and it’s just not so easy to combine those.

And you have to be conscious that you’ve seen the growth in the U.K. business, it’s a very large website. So for us to just flip that over to the Takeaway platform would just be very foolish of us. So we would not entertain that. We would go for some softer merger of the systems on specific parts of it. And the same, of course, will apply to the U.S.

But we do expect some benefits from the U.S. into Canada, whether that is marketing benefits, but also sometimes platform and benefit. And certainly, it’s a lot easier to call Matt than it is to call us, not because we don’t pick up the phone, but because some part of the day, we would be sleeping over here. So then obviously, I think Matt can actually drive to the office in Canada. So you would understand that, that’s a lot easier. So that’s the first question that you had.

Regarding timing. Well, first of all, we don’t get to be picky on timing. Obviously, I’ve known Matt for quite some time, over a decade. Unfortunately, this is the only time at which this transaction makes sense. And I think it’s a little bit of a new topic idea to assume that if we now tell Matt to wait for another 2 years, that we can do the transaction in 2 years. That’s just not how it works.

At the same time, as you’ve also seen in the growth figures, look, we cannot take any credits for the acceleration in the Just Eat business. We have -- we are the management since a little bit over a month, so we can’t take credit for that, but we can take credit for merging with the right company. We merged with -- and this is -- it’s very similar to what we have explained the Grubhub transaction to be about. We have merged with a very profitable, mostly marketplace business with very dominant positions in certain very important markets. This is why the acceleration in Just Eat is actually the same acceleration that you see in Takeaway and the same acceleration that you see in Grubhub. So for us, it is -- hold on, we’re getting a poor (inaudible).

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

No, we’re fine.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

We’re fine?

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Yes.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Okay. Good. So look, for us, we have good control currently over the Just Eat assets. The development is good. The first migration went really well. The team in Just Eat is above expectation, very, very good. The local teams are very good. Everybody is very excited about the future that we have together. People do see that we are about sustainable growth. We’re not about empty-calorie growth, as Matt would describe it. We are about sustainable, profitable growth, and we can achieve that because we have the positions to do it. We are not building positions. We have them, and we’re going to expand them.

Your question regarding to iFood, I do not understand. I don’t think there’s any difference in the position towards iFood than, for instance, there was 1 week ago.

Marc Hesselink - ING Groep N.V., Research Division - Research Analyst

Okay. Clear. Maybe I should follow-up on your comment that how you’re picking the right company, you see that acceleration. Do you see that in your footprint, to your knowledge, that acceleration that you’re seeing is much more than what the competition is seeing at this moment, the logistic competition?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Yes. That’s difficult for me to speculate because look, we have been less vulnerable for the immediate impact of COVID, so let’s say, the first 2 weeks because, obviously, most of our business is marketplace and, to a lesser extent, logistics. Now logistics is dependent on high street restaurants that might have closed. But they have reopened. The only thing that I know is that our growth is actually EBITDA positive growth. So obviously, you can be very happy if you’re a logistical provider and you grow with 50%, but you essentially are growing your cost base with 50%. I think that’s the more important distinction I need to make between the business models. It might not be very good for you if you grow very fast as a logistical business. So I don’t really know what they have done in the meantime. We’ve seen, of course, messages from other food delivery players that they also see strong growth under -- on the COVID. But our growth is in profitable markets, and that’s why we are actually in a good spot.

Operator

And the next question is coming from Andrew Charles.

Andrew Michael Charles - Cowen and Company, LLC, Research Division - Director & Research Analyst

Congratulations to both you and your teams. So 2 questions for me. The first question is pretty simple. Why now? You guys obviously have quite a long relationship, but why is the U.S. now in focus after the big acquisition 6 months ago that obviously keeps you guys busy?

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

And then secondly, you called out that the company will prioritize sustainable growth over profits. How does that differ from the strategy that Grub has pursued since the third quarter of ‘19? And also, how does that reconcile with the commitment to stay EBITDA positive? Is the message that you’re willing to accept the deterioration in EBITDA per order in order to help box out some of the competitors in the market that are rational?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Thanks. So first to your timing question. I would have to become almost philosophical about it. Look, last year, in March, we were 1 month before we completed the transaction in Germany. That created a much bigger German business. That actually allowed us to merge with Just Eat because there has always been quite some concern about Germany. And obviously, it’s quite clear, and you can look at the figures, that it is probably going to overtake the U.K. at some point in time. So it’s probably going to be the best food delivery business in Europe. I think that Just Eat needed to see that. And they have historically always been quite nervous about that position, not about Holland because obviously, that looks a lot like the U.K., but they have been nervous about Germany. And Germany, of course, is rapidly increasing in EBITDA. So I think they have recognized, okay, hold on, this is actually qualitatively a very good business. That got us into the transaction with Just Eat. I know that Matt has always been a big fan of Just Eat. I think he is always -- also looked at our Dutch business, but obviously, our Dutch business is a smaller part of our combination now. And I think that Matt recognizes that this combination is very strong and potentially is going to be, by far, the largest on the serve. So obviously, that creates a situation in which it is probably now the right time.

Now if you would ask me, this is -- something like this should have happened 3 years ago, but I wasn’t the CEO of Just Eat back then, so I could not create the consolidation because, obviously, we did not have the position in Germany that we have today. But it would have been more logical for the marketplaces of this world to merge a couple of years back. And you could argue that then, possibly, also, the level of competition that some of these marketplaces are currently seeing would not have occurred because then, obviously, you would create a story that we are now creating that is quite a strong position. And you can actually defend out of that position and grow your positions.

Now regarding how they differs from the -- how the sustainable growth measures differs from the Grubhub measures, it doesn’t. It’s actually exactly the same. I think if you analyze the U.S. from the outside, there’s been a lot of investment in empty-calorie orders. So essentially, in the U.S., it was possible to order foods from a restaurant that would then be cheaper than you picking it up at the restaurant. Well, that -- why wouldn’t you? Why wouldn’t you order food? Because it’s cheaper, and you don’t have to leave your house. So also, for us, it’s really quite simple to create those type of orders, but those orders are not sustainable. These people will not return, right? I mean, I think that’s very important.

And then again, we get to the gross margin topic. What is the gross margin on an order in which you have essentially negative revenue? It’s not going to be fantastic, I can tell you. So I think that actually connects quite nicely to what Grubhub is doing. Grubhub has very profitable positions. They build out those profitable positions also now in Tier 3 markets. That might bring them in more direct conflict with a couple of the other players in the U.S.

[Do we remark] about sustainable growth? You should read at something else. It doesn’t mean that -- and we’ve said the same thing about the U.K. We don’t need tremendous amounts of money for the U.K. The strategy has changed. We are a bigger company, we can invest in specific cities. So if we are worried about one city in our footprint, then we can invest in those cities. The underlying business is very strong, and that allows us to make those decisions. It does not mean that your EBITDA will go down also simply because we do believe that every dollar that you invest in New York should return, right? I mean, that’s such a good market. In theory, it automatically creates more EBITDA by itself if you grow your orders over there. And yes, to a certain extent, you need to accept that in some places, you will create losses, if that place for you is strategic, important -- strategically important. Because, again, it is not crucial that we become the market leader in France, but I think that we should. It won’t change our EBITDA too much. It won’t change our revenue too much to become the market leader in France, but it is in the middle of Europe, so I think we should become the market leader in France. That is not going to cost a lot of money for the total company. The total company is big. We know where the problems are in France. We’ll try to fix them. You should not read into that, that all of a sudden, the EBITDA goes down.

Operator

And the next question is coming from Andrew Ross from Barclays.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Andrew Geoffrey Ross - Barclays Bank PLC, Research Division - Research Analyst

I’ve got 2 left. First one is to follow-up on your comments, I guess, on the U.K. And I guess, you’ve now been in Just Eat for a month or so, but wondering if there’s more you can share with us in terms of what you think the strategy now is needed to improve the market structure in the U.K.

And potentially, if you could quantify what kind of investment needs to be done, that would be helpful. And then the second question is, could you maybe share with us any survey work you’ve done or any data you’ve got on how many marketplace restaurants there are in the U.S. as a percentage of the total estates and then compare that to some of the key European markets? And I’m trying to understand how big you think logistics will be as a percentage of mix in the U.S. over the medium-term compared to how it looks over here.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Thank you. I will certainly relay that second question to the U.S. guys because that’s going to be too difficult for me to answer.

Regarding the U.K., we have said what we were going to do. We’re going to launch Scoober in the U.K. That essentially means that we’re going to -- because Just Eat already does quite a lot of logistics. We’ll augment that in certain cities with an employment model. We will hire our staff in that city. We will put nice brands on Just Eat, so we’re going to diversify the offering of Just Eat. And we’re also going to increase the amount of restaurants by increasing the sales force in the U.K.

On top of that, we will change the brand image slightly because we believe that it should connect to the broader U.K. population. I say that though with all the tailwinds that we have, right? We did -- we obviously did not know that we would have those tailwinds on the corona. You’ve seen the growth in the U.K. Again, this is a marketplace business. So that growth actually is profitable growth. And that makes it easier for us to do the things that we wanted to do.

And then, again, we get to that previous question around EBITDA. It has now become cheaper for us to effectuate our programs. We’ve initially said, and I’m just going to stick with that, that we would invest tens of millions in the U.K. We have said also that you should not expect that all to go into logistics. That will go partly into marketing, partly into strengthening certain cities, expanding the sales force and all of that. But you can -- I think the -- looking at the coronavirus as an acceleration of the development of our businesses is the right way of looking at it. I mean, we are now signing up far more restaurants than we normally sign up. We are getting far more new users than we normally get, and the order frequency of those users is higher, and the churn of those users is lower. So essentially, we are moving forward in time, just at a faster pace. That’s what’s happening. This is also why we don’t believe that this is, at some point, going to go, again, down. We don’t expect that because this is a normal network effect for our respective websites. And actually -- so this is all very helpful to us. We’re happy about it. We’re still obviously going to do the things that we promised the market that we would do, one of the things, of course, being the platform migration in Continental Europe that we started doing and that you could just easily see by going to EAT.ch. You will see that we have done it. But we are very, very, very -- I think we can be quite excited about the developments in the U.K. The market looks really strong.

I’m sorry, you have a second question for the U.S., yes?

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Okay. Yes, thanks for the -- yes, for sure. The second -- or the part about the question -- or the restaurants.

So yes, let’s talk restaurants. And I’m excited because I don’t understand the European markets nearly as well as these guys do. But I can tell you a bunch about U.S. restaurants and figuring out how they overlap and how we can leverage products, and best practices is part of the fun and part of the synergy of this opportunity. One thing that I was thinking while Jitse was talking, he was mentioning investing in the logistics platform in the U.K., which he and I haven’t talked about in terms of what the capabilities are. But in Grub, we have a cutting-edge GPS-based delivery logistics platform. We’re at similar efficiency as every other major global food delivery and/or ride-share platform in terms of what we can accomplish speed

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation and cost. So as we think through potential leverageable assets, I think there’s a lot. There’s a lot at play that we have executed and are running at scale in the U.S. that we could kind of share.

But talking to restaurants specifically, there’s -- if you’re going to stretch it, there’s -- there could be 600,000 restaurants in the United States. That’s a mix of enterprise, QSRs, as well as independent small businesses. Pre-COVID, we were above 400,000 restaurants. So we have a significant portion of those restaurants already queued in our platform. We have the data and the menus, the prices, and we were executing orders. Obviously, with COVID and the mass restaurant shutdown you saw in the U.S. with the shelter-at-home orders, that dropped. I think right now, we’re in the mid-300s and building aggressively. I would say that pre-COVID, we have the restaurants that -- we have the -- let me say this, we have the restaurants live now that, pre-COVID, were managing over 95% of our orders. So the -- all of the restaurants that were really running volume are back on the platform live. We are still working through a long tail to get them back up there. But once we get back above 400,000, and there’s still another 200,000, I would say those are of really negligible value to the platform. However, always wanting to be the biggest and the best, we will likely go after them anyway.

As you think through the restaurants and what they compose, these aren’t just delivery restaurants. Every restaurant, for the most part, does pick up. Grubhub has the largest pickup network in the United States. I would say the delivery probably is maybe 50% max of the orders in any given marketplace. That definitely varies by market. Manhattan has the highest percentage of delivery. But as we roll out our logistics capabilities across the country, we’re increasing the percentage of delivery and growing that pie.

In addition to pickup and delivery, I’m not sure how much you know about the Grub platform, but we clearly have the campus platform. We’re fully integrated with 80% of the largest -- 80% of the largest campuses, where we take the food bucks -- dollars from the students. We allow them to bridge the on-campus and off-campus dining facilities. And clearly, we have the Seamless B2B corporate platform. We have thousands of corporate clients that pay us for access and receive logistics to help them order dine-in or desk or catering -- lots more catering restaurants on the platform. So in the U.S., at least, it’s a -- restaurants are very multifaceted campus, catering, pickup, delivery. And the one point I’d make about the delivery of [restaurants] at least is clearly, we’re the only ones that are able to do it profitably, which is what ties all this together.

Operator

And the next question is coming from Wim Gille, ABN AMRO.

Wim Gille - ABN AMRO Bank N.V., Research Division - Head of Research & Equity Research Analyst

Yes. I got, first of all, a question for Matt. Can you give us a bit more feeling on what percentage of your revenues you generate in leading markets versus the other markets? And I know that in the first quarter, you did about 45% of your orders in logistics, but what is the percentage of revenues that you do in logistics versus marketplace?

My second question will be for Jitse. Obviously, the U.K., you saw very significant acceleration in terms of growth. What can you tell us about the behavior of your competitors in the U.K. market? Is this all -- let’s say, the acceleration, is it all driven by market growth? Or is it driven by the fact that you’re just winning market share back in the U.K.?

And then lastly, in terms of timing. You already gave a very extensive, let’s say, answer to the question on why now. But obviously, you had quite a number of meaningful, let’s say, news flow -- potential news flow with a record second quarter and also doing very well in the U.K. that could have boosted your share price. So why did you choose to kind of strike a deal first and then come out with all of the good news rather than do it the other way around?

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Okay. Guys in the U.S., if you could answer that first question after me answering the last 2.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

Well, regarding the U.K., look, the behavior of the competitors is, I would say, the same. I think the whole market grew quite a bit after the initial hit by the coronavirus, which actually wasn’t that deep in the U.K. compared to other European countries, but the acceleration was, I think, the whole market. But you should realize that Just Eat is the biggest player. So even if it gets less of that growth, it’s still, on absolute order numbers, grows faster than the other guys. So we also won market share. But I can’t pretend that we were the only ones growing. I don’t believe that, that is the case.

The potential news flow, yes, I mean, of course, it will be fantastic, if it’s already the end of the year, and we integrated all the businesses, and our EBITDA is up, and the growth is up and all of that. But we don’t control timing. It’s a -- that would be fantastic. Now, look, we also have to follow the rules of the game. We can’t disclose any financial data at this point in time, of course, as well. So it’s just a timing. And we don’t get to pick the timing. Otherwise, we would now first go on holiday and then talk to Matt. But -- and, of course, also, we would certainly wait until the whole corona thing is over because that doesn’t make things easy, of course, as you would understand. So look, timing is not always in our hands.

First question for the guys in the U.S.

Adam J. DeWitt - Grubhub Inc. - President, CFO & Treasurer

This is Adam for Grubhub. In terms of the business mix, I think a good way to think about the amount of business that we have and kind of the -- our leadership markets. When we talk about our Tier 1s, and Matt talked earlier about how we think about the markets, Tier 1, Tier, 2, Tier 3. In that Tier 1, you’re talking about 2/3 plus of our business. So I think that’s a good way to think about the concentration of revenue in the larger markets.

And then, in terms of revenue, I think look, it’s a little bit misleading to think about the mix of revenue for delivery orders versus marketplace orders because the delivery orders have extra delivery fees on top of it. So I think an easier way to think about it is kind of contribution profit. And what I’d say is the contribution profit mix is the same for delivery orders as it is for marketplace orders.

Wim Gille - ABN AMRO Bank N.V., Research Division - Head of Research & Equity Research Analyst

And what is your definition of contribution margin? Is that the, let’s say, revenues that are -- or sort of your gross margin, so that’s like the revenues minus the cost of delivery?

Adam J. DeWitt - Grubhub Inc. - President, CFO & Treasurer

Yes. On our P&L, it’s revenue less ops and support, which is basically the cost of delivery which is the biggest driver in there, but also kind of that customer care cost and credit card processing cost.

Unidentified Company Representative

It’s comparable to the Takeaway methodology, more or less.

Operator

And the last question is coming from Andrew Gwynn.

Andrew Philip Gwynn - Exane BNP Paribas, Research Division - Senior Food Researcher & Analyst of Food Retail

Two, if I can, and actually both directed to Matt. The first one, and hopefully, you’ll forgive me for being so blunt, but is Uber now dead to you? Are there any possibilities it might come back and try and negotiate again?

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

The second one, just coming back to some of the shareholder letters, which have always been greatly appreciated. But in there, you’ve talked about the pivots in demand. Essentially, customers moving towards sort of larger enterprises, and that’s obviously put pressure on the commissions. Do you think that changes this landscape?

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

Yes. Thanks for your question. So I’m not going to speak about hypothetical conversations that we would have been having. I think there’s a – I can tell you that my Board had a very easy decision yesterday. I think that it is a testament to Jitse and his team, one of the best groups we’ve been -- we’ve had the pleasure of working with. We also are very much strategically aligned, and we’re aligned in our vision. So you can hear it on, even on this call, we’re talking about cities versus countries, but everything else around the conversation is very much aligned, profit centers, leadership, moving profits around to be more aggressively competitive, hybrid model, all of the above are conversations that Jitse and I have been having for years. So they come in very much aligned with our business. They move very swiftly. They saw Grub as a extremely strategic asset, and we’re very excited. And this is the right deal for this company right now.

In terms of the demand shifts in the shareholder letters, I would say that, look, in the U.S., QSR is just a reality. There’s a lot of demand for QSR. And especially as you leave the Tier 1 markets and you go into the Tier 3 and the newer markets, QSR plays a disproportionate role in the demand around there. So you have to incorporate QSR as part of your mix. Now remember, Grub just did not work with QSR until a few years ago. We built our entire business on the independent restaurants because that’s where the real business is. And I’ve been very clear that it is incredibly hard to build a large, sustainable business on a QSR base. All of our competition in the States are at or above 50% in terms of QSR orders. And that is, again, part of the reason why Grub can be so profitable at the same scale as other players. We have focused on a successful mix.

So that said, we bought LevelUp which was an incredible asset for us with the QSR relationships, the point-of-sale integrations and also the loyalty and rewards infrastructure. So we have bootstrapped ourselves very rapidly into the leader of QSR, but we still view QSR as a loss leader and as a way to provide greater supply for our consumers to attract new consumers, especially in the Tier 3 markets, as well as retain the other restaurants or the other diners across our market instead of having them slipped through our network and into our competitors.

Andrew Philip Gwynn - Exane BNP Paribas, Research Division - Senior Food Researcher & Analyst of Food Retail

So I suppose just to wrap that up, I mean, your assumption is that, that wouldn’t change materially under different ownership structure. Those challenges are still there.

Matthew M. Maloney - Grubhub Inc. - Founder, CEO & Director

I think the kind of the bottom line that you’ve heard from everyone on the call so far is that nothing is really changing from a different ownership structure. We’re already aligned. We think about the world the same way. What Grub has been doing for the past 20 years is effectively an extension of the Takeaway strategy that Jitse has been operating initially in Holland and then across Europe. And so there’s no intention of changing course. Jitse believes in what we’ve been talking about in the shareholder letter. You can’t make money on QSR, and we are going to continue to focus on our leadership positions where there’s heavy profits and focus on the independents. I think QSR -- yes, okay. Thank you.

Jitse Groen - Just Eat Takeaway.com N.V. - Founder, Chairman of Management Board & CEO

Okay. Thanks, everybody. That will conclude today’s call, and I’m certain we’ll meet each other in the near future.

Operator

Ladies and gentlemen, this concludes this call. You may now disconnect your lines. Thank you very much.

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JUNE 11, 2020 / 12:00PM, GRUB - Just Eat Takeaway.com to Combine with GrubHub Inc Presentation

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Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com.  Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.